UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ASSET ACCEPTANCE CAPITAL CORP.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04543P100

(CUSIP Number)

February 13, 2012

(Date of Event Which Requires Filings of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04543P100

(1)	Names of reporting persons: Nathaniel F. Bradley IV
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 1,287,217
(6) Shared voting power: 2,501,165
(7) Sole dispositive power: 1,287,217
(8) Shared dispositive power: 2,501,165
(9)	Aggregate amount beneficially owned by each reporting person: 3,788,382
(10)	Check if the aggregate amount in Row (9) excludes certain shares: ☐
(11)	Percent of class represented by amount in Row (9): 12.3%
(12)	Type of reporting person: IN

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CUSIP No. 04543P100

(1)	Names of reporting persons: Lisa R. Bradley
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 1,383,825
(6) Shared voting power: 1,117,340
(7) Sole dispositive power: 1,383,825
(8) Shared dispositive power: 1,117,340
(9)	Aggregate amount beneficially owned by each reporting person: 2,501,165
(10)	Check if the aggregate amount in Row (9) excludes certain shares: ☐
(11)	Percent of class represented by amount in Row (9): 8.2%
(12)	Type of reporting person: IN

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Item 1.

(a)	Name of Issuer:

Asset Acceptance Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices:

28405 Van Dyke Avenue

Warren, Michigan 48093

Item 2.

(a)	Name of Person(s) Filing:

Nathaniel F. Bradley IV

Lisa R. Bradley

(b)	Address of Principal Business Office or, if none, Residence:

28405 Van Dyke Avenue

Warren, Michigan 48093

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

(e)	CUSIP Number:

04543P100

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Nathaniel F. Bradley IV is the beneficial owner of 3,788,382 shares of common stock of the issuer. Of the 3,785,435 shares of common stock: (i) 1,212,304 shares of common stock of the issuer are held by the Nathaniel F. Bradley IV Revocable Living Trust, of which Mr. Bradley is the sole trustee; (ii) 69,912 shares of common stock of the issuer are subject to options that are presently exercisable and which Mr. Bradley has the right to acquire; (iii) 5,001 shares of common stock of the issuer are subject to restricted stock units that vest upon Mr. Bradley’s discontinuation of service as a director; (iv) 558,670 shares of common stock of the issuer are held by the Nathaniel F. Bradley V Trust, of which Mr. Bradley and Lisa R. Bradley, the spouse of Mr. Bradley, are co-trustees; (v) 558,670 shares of common stock of the issuer are held by the Quinn S. Bradley Trust, of which Mr. Bradley and Ms. Bradley are co-trustees; (vi) 1,212,305 shares of common stock of the issuer are held by the Lisa R. Bradley Revocable Living Trust of which Ms. Bradley is sole trustee; and (vii) 171,520 shares are held by the Bradley Trust, of which Ms. Bradley is the sole trustee.

Lisa R. Bradley, the spouse of Mr. Bradley, is the beneficial owner of 2,501,165 shares of common stock of the issuer. Of the 2,501,165 shares of common stock: (i) 1,212,305 shares of common stock of the issuer are held by the Lisa R. Bradley Revocable Living Trust of which Ms. Bradley is sole trustee; (ii) 171,520 shares are held by the Bradley Trust, of which Ms. Bradley is sole trustee; (iii) 558,670 shares of common stock of the issuer are held by the Nathaniel F. Bradley V Trust, of which Ms. Bradley and Mr. Bradley are co-trustees; and (iv) 558,670 shares of common stock of the issuer are held by the Quinn S. Bradley Trust, of which Ms. Bradley and Mr. Bradley are co-trustees.

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(b)	Percent of class:

Nathaniel F. Bradley IV: 12.3%

Lisa R. Bradley: 8.2%

For purposes of these percentages, the reporting person has used 30,684,552 shares as the number of outstanding shares of common stock of the issuer as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2011.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

 Nathaniel F. Bradley IV: 1,271,175.

 Lisa R. Bradley: 1,383,825.

(ii) Shared power to vote or to direct the vote:

 Nathaniel F. Bradley IV: 2,501,165.

 Lisa R. Bradley: 1,117,340.

(iii) Sole power to dispose or to direct the disposition of:

  Nathaniel F. Bradley IV: 1,271,175.

  Lisa R. Bradley: 1,383,825.

(iv) Shared power to dispose or to direct the disposition of:

  Nathaniel F. Bradley IV: 2,501,165.

  Lisa R. Bradley: 1,117,340.

Item 5.	Ownership of Five Percent or Less of a Class.

  Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

  Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

  Not Applicable.

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Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012	By:	/s/ Nathanial F. Bradley IV
Nathanial F. Bradley IV

February 13, 2012	By:	/s/ Lisa R. Bradley
Lisa R. Bradley

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EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and between the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of the shares of common stock of Asset Acceptance Capital Corp. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

February 13, 2012	By:	/s/ Nathanial F. Bradley IV
Nathanial F. Bradley IV

February 13, 2012	By:	/s/ Lisa R. Bradley
Lisa R. Bradley

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